Mail Stop 4561

September 18, 2006

By U.S. Mail and facsimile to (312) 751-0769

Mark Goldwasser
Chairman, President and Chief Executive Officer
National Holdings Corporation
875 North Michigan Avenue, Suite 1560
Chicago, IL 60611

Re: **National Holdings Corporation**
            (f/k/a Olympic Cascade Financial Corporation)
            Form 10-K for the Fiscal Year Ended September 30, 2005
            Form 10-Q for the Fiscal Quarter Ended December 31, 2005
            File No. 001-12629

Dear Mr. Goldwasser:

        We have reviewed your response letter dated August 11, 2006 and have the following additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2005:

Consolidated Statements of Operations – page F-3

1. We note your response to comment 1 of our letter dated August 1, 2006 supporting your determination that presenting cost of services separately on the income statement would involve undue cost and burden. Please provide us with an estimate of the costs involved to further support your determination.

Note 3.b – Significant Agreements and Transactions-Capital Transactions, page F-15

2. We note your response to our comment number 2 of our letter dated August 1, 2006, including your materiality analysis, and are unable to concur that a revision of your 2004 and 2005 financial statements is not warranted. As noted previously, Point 1 of the EITF 96-19 Implementation Guidelines indicates that "transactions involving contemporaneous exchanges of cash between the same debtor and creditor in connection with the issuance of a new debt obligation and satisfaction of an existing debt obligation by the debtor would only be accounted for as a debt extinguishment if the debt instruments have substantially different terms, as defined in this issue." As a result, we continue to believe you are within the scope of EITF 96-19 for these transactions. It appears to us that the January 2004 financing referred to in your response would be required to be accounted for as extinguishment since the present value of the cash flows under the terms of the new debt instrument are greater than 10% different from the present value of the remaining cash flows under the terms of the original debt. We do not object to your conclusion that the August 2005 transaction does not qualify for extinguishment accounting. We also note that even if you continue to believe you are not within the scope of EITF 96-19, you would be within the scope of paragraph 16 of SFAS 140 because you have been relieved of your obligation to repay the creditor for the original note by delivering new financial assets. SFAS 140 does not change the guidance dealing with the accounting for extinguishments of liabilities as outlined in APB 26. In this regard, in an extinguishment, the difference between the reacquisition price and the carrying value is the extinguishment gain or loss. The reacquisition price would include the new note issued to the lender along with the additional (or modified) warrants, as compared to the carrying value of the old note that was extinguished. As a result, please either revise to restate your September 30, 2005 and 2004 financial statement to properly reflect the January 2004 financing as an extinguishment, or tell us why a revision is not necessary.

Form 10-Q for the Quarter Ended December 31, 2005

Note 10 – Subsequent Events, page 9

3. We note your response to comment 3 of our letter dated August 1, 2006. We further note that in the Balance Sheet in your Form 10-Q for the quarter ended June 30, 2006, you appropriately presented the Series B Preferred Stock outside of permanent equity at its liquidation value in accordance with EITF Topic D-98. However, we note that the Series B Preferred Stock was presented as permanent equity in the Form 10-Q for the quarter ended March 31, 2006. Please revise your Form 10-Q for the quarter ended March 31, 2006 to properly present the Series B Preferred Stock in accordance with EITF Topic D-98.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matthew Komar (Staff Accountant) at (202) 551-3781 or me at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Amit Pande
Assistant Chief Accountant